DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
6/2/06

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

2,404,900

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

2,404,900
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

2,404,900

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.51%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

The following constitutes Amendment No. 2 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on March 31, 2006. This Amendment No.2 amends and supersedes that Schedule 13D as specifically set forth.


ITEM 2 is amended as follows:
Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors General Partnership (?BIGP?), 60 Heritage Drive, Pleasantville, NY 10570. BIGP is a general partnership whose business is to make investments and to take actions deemed necessary to increase the value of its investments. The managing general partner of BIGP is Kimball and Winthrop, Inc., 60 Heritage Drive, Pleasantville, NY 10570. Phillip Goldstein is President of Kimball and Winthrop, Inc.

During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a Judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Phillip Goldstein is a United States citizen.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

As per the DEF14A filed 2/28/06 there were 25,300,262 shares of AMF outstanding as of 1/27/06. The percentage set forth in item 5 was derived using such number. BIGP owns an aggregate of 2,404,900 shares of AMF or 9.51% of the outstanding shares.



  c) During the past 60 days the following shares of AMF were purchased (there were no sales):


6/8/2006	5,000	 $                    3.41
6/7/2006	8,700	 $                    3.40
6/2/2006	8,000	 $                    3.39
6/2/2006	3,600	 $                    3.39
6/2/2006	2,600	 $                    3.39
6/2/2006	12,000	 $                    3.39
6/1/2006	5,600	 $                    3.39
5/31/2006	50,000	 $                    3.38
5/31/2006	50,000	 $                    3.38
5/31/2006	100,000	 $                    3.38
5/31/2006	50,000	 $                    3.38
5/31/2006	20,000	 $                    3.38
5/31/2006	40,000	 $                    3.38
5/31/2006	40,000	 $                    3.38
5/31/2006	250,000	 $                    3.38
5/30/2006	6,000	 $                    3.39
5/26/2006	8,000	 $                    3.40
5/25/2006	6,000	 $                    3.40
5/25/2006	2,300	 $                    3.40
5/25/2006	1,700	 $                    3.40
5/25/2006	8,400	 $                    3.40
5/24/2006	3,800	 $                    3.40
5/19/2006	200	 $                    3.38
5/18/2006	7,300	 $                    3.39


d)	BIGP is entitled to receive any dividends
 or sales proceeds.

  e)   NA



Dated: 6/12/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP